SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Change in the Largest Shareholder of Kookmin Bank

On October 14, 2005, Kookmin Bank confirmed and released public notice regarding to a change in the largest shareholder of the bank in accordance with verification procedures of CRMC (Capital Research Management Company) and ING Bank N.V. Amsterdam as follows.

■	The date of verification from CRMC: October 10, 2005

CRMC disclosed the fact that the number of Kookmin Bank’s shares held by Euro-Pacific Growth Fund changed from 13,376,220 to 16,099,940 (representing a 4.79% equity stake as of October 10, 2005).

■	The date of verification from ING Bank N.V. Amsterdam: October 14, 2005

On October 14, 2005, ING Bank N.V. Amsterdam confirmed that ING continued to hold 13,650,001 shares (representing a 4.06% equity stake) in Kookmin Bank as of October 10, 2005.

As of October 10, 2005, Euro-Pacific Growth Fund was Kookmin Bank’s single largest shareholder holding 16,099,940 shares, which represents approximately 4.79% of our issued and outstanding common shares.

The former largest shareholder of Kookmin Bank, ING Bank N.V. Amsterdam, held a 4.06% equity stake in Kookmin Bank as of October 10, 2005.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: October 14, 2005	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Executive Director /
Senior Executive Vice President &
Chief Financial Officer

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